UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 14, 2023

Zalatoris Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

001-41143	86-1837862
(Commission File Number)	(IRS Employer Identification No.)

31 Hudson Yards, 11th Floor
New York, New York 10005

Registrant’s telephone number, including area code (917) 675-3106

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Class A Common Stock and one-half of one redeemable Public Warrant	TCOA.U	New York Stock Exchange
Class A Common Stock, $0.0001 par value per share	TCOA	New York Stock Exchange
Public Warrants, each exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	TCOA WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.	Other Events.

On August 14, 2023, $150,000 (the “Extension Payment”) was deposited into the trust account of Zalatoris Acquisition Corp., a Delaware corporation (the “Company”), which enables the Company to extend the period of time it has to consummate its initial business combination by one month from August 14, 2023 to September 14, 2023 (the “Extension”). The Extension is the third of nine one-month extensions permitted under the Company’s governing documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ZALATORIS ACQUISITION CORP.

Date: August 14, 2023	By:	/s/ Paul Davis
	Name:	Paul Davis
	Title:	Chief Executive Officer